## Contact

www.linkedin.com/in/sara-yergovich (LinkedIn)

## Top Skills

Digital Strategy
Marketing Strategy
Customer Experience

## Languages

Spanish

## Certifications

Siemens Healthineers: Top Talents Leadership Development Program

# Sara Yergovich

Global Digital Customer Experience Team Director at Siemens Healthineers
San Francisco, California, United States

## Summary

Accomplished Digital Customer Experience Team Director with demonstrated experience both as a leader, and in the creation and execution of dynamic customer experience, research, and marketing campaigns. Broad industry experience includes health care, technology, and retail. Leverages education in Psychology and Anthropology to deliver outstanding analyses and serve as an advisor for business strategies. Excellent communications and interpersonal skills facilitate effective conflict resolutions, negotiations, and superior customer experience.

## Experience

### Siemens Healthineers
7 years 2 months

**Global Digital Customer Experience Team Director**
January 2024 - Present (9 months)

**ADAPT (Abled and Disabled Allies Partnering Together) ERG Founder and North America Lead**
October 2022 - Present (2 years)

**Global Digital Strategy Team Senior Manager**
January 2020 - January 2024 (4 years 1 month)

**Global Digital Experience Manager**
January 2019 - January 2020 (1 year 1 month)
Mountain View, California

**Global Marketing Communications Manager**
January 2018 - January 2019 (1 year 1 month)
Mountain View, California

**Operations & Market Intelligence Analyst**
August 2017 - January 2018 (6 months)
Mountain View, California

Aspect Foundation
Publicity Coordinator
March 2016 - March 2017 (1 year 1 month)
San Francisco Bay Area


Aspen Healthcare
Marketing Assistant
September 2015 - November 2015 (3 months)
Wimbledon, London, UK


Coty
1 year 6 months

Warehouse Office Project Support
April 2015 - August 2015 (5 months)
Ashford, Kent, UK


Customer Service Executive - UK
March 2015 - April 2015 (2 months)
Ashford, Kent, UK


Customer Service Executive - Export
March 2014 - March 2015 (1 year 1 month)
Ashford, Kent, UK

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# Education

## University of Kent
Master of Science (MSc), Human Behaviour


## UC Santa Barbara
Bachelor of Arts (BA), Physical and Biological Anthropology


## University of Kent
Year Abroad, Physical and Biological Anthropology